CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

June 19, 2018

Via EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:	Sysco Corporation
Form 10-K for the fiscal year ended July 1, 2017
Filed August 30, 2017
File No. 001-06544

Dear Ms. Thompson:

This letter sets forth the responses of Sysco Corporation (the “Company” or “Sysco”) to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 15, 2018 with respect to the Company’s Form 10-K, filed August 30, 2017 (“Form 10-K”).

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings. Sysco appreciates your review and your comments and views them as additional tools in achieving these goals. The Company’s responses to your comments are listed below. For your convenience, comments contained in your May 15, 2018 letter are reprinted in bold italics below.

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 21. Business Segment Information, page 104

1.	We note your response to comment 2. Please provide us with more information about your decision to aggregate International Foodservice Operations – Americas and International Foodservice Operations – Europe into a single reportable segment. Specifically, please respond to the following:

•	We note the information contained in your Rule 83 confidential treatment request number 01. Please tell us the anticipating timing for these plans.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

June 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Company Response

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 011

[***]

•	We note your quantitative assessment of economic similarity based on operating margin and gross margin for fiscal 2017. Please also provide us with this information for fiscal 2015 and 2016, and for the most recent interim period in fiscal 2018, to assist us in understanding how you assessed long-term economic similarity.

•	Please describe to us in reasonable detail the underlying factors that create differences in gross margin between these two operating segments. To the extent the quantitative similarity in operating margin differs from the quantitative similarity in gross margin, also describe to us the differences in the operating expenses of the two segments that lead operating margin to be more or less similar than gross margin. Please provide this analysis for fiscal 2015, 2016, 2017, and interim 2018.

Company Response

As noted in our prior response, we believe operating margin is the most relevant metric in determining whether operating segments are economically similar, as operating margin reflects the return from the full cost of doing business across our segments and more closely aligns with the generation of cash. As a distribution business, our distribution costs are significant. Given their inclusion within operating expense, operating income is the metric most relied upon by our Chief Operating Decision Maker (“CODM”) for evaluating performance and allocating resources. Distribution costs, also referred to as supply chain costs, include the costs of operating large warehouse facilities, product handling costs and outbound delivery costs. Salesforce, business technology costs and administrative costs are also included in operating costs. A segment’s operating income may be impacted in the short term by increases or decreases in gross profit, expenses or a combination thereof; therefore, each segment manager is expected to increase his or her segment’s operating income at a rate greater than sales growth. This is consistent with the Company’s long term goal, communicated regularly to investors, of growing sales (and related gross profit dollars) faster than operating expense growth.

1 *** Sysco Corporation requests that the bracketed information contained in this Request Number 01 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

June 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

As demonstrated in the table below, fiscal 2015 operating margins were similar between our International Foodservice Operations – Americas and International Foodservice Operations – Europe operating segments. We believe the cost associated with our integration activities of the Brakes Group has and will continue to contribute to a divergence in operating margin for the short term, but we believe these metrics will be similar in the long-term, consistent with our results in fiscal 2015.

As mentioned above, our distribution costs are significant and given their inclusion within operating expense, this makes the operating income metric more meaningful for us as a tool to run our business. In comparing results for these segments, over the fiscal periods in the table below, the percentages that these costs represent are consistent when comparing our International Foodservice Operations – Americas segment and International Foodservice Operations – Europe segment:

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 022

Operating Expenses

	Supply Chain	Selling Costs	Business Technology & Administrative

Americas	[***]%	[***]%	[***]%

Europe	[***]%	[***]%	[***]%

[***]

Below, we provide our results in both dollars and percentages for our International Foodservice Operations – Americas and International Foodservice Operations – Europe (in thousands). In each table, as applicable, operating expense, operating income and operating margin for Europe excludes intangible amortization resulting from the Company’s purchase of the Brakes Group, as well as restructuring costs incurred for both International Foodservice Operations – Americas and International Foodservice Operations – Europe, which is consistent with the presentation within the financial package used by our CODM. The Company believes that adjusting for these costs aids in the comparison of operating margin and is consistent with how the Company reviews the results of these operating segments and is consistent with how business decisions are made.

2 *** Sysco Corporation requests that the bracketed information contained in this Request Number 02 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

June 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 033

We believe our fiscal 2015 results demonstrate similar operating margin results for our International Foodservice Operations – Americas and International Foodservice Operations – Europe operating segments. We also believe the operating margin for the International Foodservice Operations – Europe segment has been impacted in subsequent years by various transformational activities and integration costs such that it is not reflective of the long-term operating margin, we expect the segment to achieve.

[***]

In addition to our Brakes Group integration activities, we have some initiatives that are specific to our International operations that we expect to also contribute to International Foodservice Operations – Americas and International Foodservice Operations – Europe achieving similar operating margin over the long-term. For example:

Rule 83 Confidential Treatment Request by Sysco Corporation; Request 044

•	[***];

•	[***];

•	[***];

•	[***]; and

•	[***].

Fiscal 2015

	Sales	Gross Profit	Gross Margin	Operating Expense(1)	Operating Income(1)	Operating Margin(1)

Americas	[***]	[***]	[***]%	[***]	[***]	[***]%

Europe	[***]	[***]	[***]%	[***]	[***]	[***]%

(1) Excludes certain items, as described above.

3 *** Sysco Corporation requests that the bracketed information contained in this Request Number 03 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

4 *** Sysco Corporation requests that the bracketed information contained in this Request Number 04 be treated as confidential information pursuant to Rule 83 and that the Commission provide timely notice to Gerald Clanton, Associate General Counsel, Securities, Governance & Corporate Finance, 1390 Enclave Parkway, Houston, TX 77077-2099, (281) 584-1390, before it permits any disclosure of the information.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

June 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Fiscal 2016

	Sales	Gross Profit	Gross Margin	Operating Expense(1)	Operating Income(1)	Operating Margin(1)

Americas	[***]	[***]	[***]%	[***]	[***]	[***]%

Europe	[***]	[***]	[***]%	[***]	[***]	[***]%

(1) Excludes certain items, as described above.

Fiscal 2017

	Sales	Gross Profit	Gross Margin	Operating Expense(1)	Operating Income(1)	Operating Margin(1)

Americas	[***]	[***]	[***]%	[***]	[***]	[***]%

Europe	[***]	[***]	[***]%	[***]	[***]	[***]%

(1) Excludes certain items, as described above.

39 Weeks – Fiscal 2018

	Sales	Gross Profit	Gross Margin	Operating Expense(1)	Operating Income(1)	Operating Margin(1)

Americas	[***]	[***]	[***]%	[***]	[***]	[***]%

Europe	[***]	[***]	[***]%	[***]	[***]	[***]%

(1) Excludes certain items, as described above.]

•	We note your analysis of the qualitative aggregation criteria including the regulatory environment. We also note your explanation that regulatory bodies vary among all countries across the international operating segments; however, they are consistent in types of regulations imposed. Please explain to us in more detail how having the same types of regulations makes the regulatory environment similar and if these countries have similar levels of standards and/or enforcement.

Company Response

The regulatory environment specific to our business is primarily concentrated within transportation, occupational safety and food safety. Our response for our International Foodservice Operations – Americas operating segment focuses on our Canadian operations as they represents 82% of sales for the International Foodservice Operations – Americas operating segment. The remaining components have similar regulations and costs to comply with those regulations.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

June 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

Sysco is primarily a distribution company, which is heavily regulated in the transportation area. Regulations such as licensing, registration and hours of service are monitored and enforced by local agencies. This occurs in the European Union, through the Department of Transport, and in Canada through Transport Canada. Though the enforcement levels (i.e., fines) may vary, the management of the regulations by Sysco operations is similar. Additionally, other areas of regulatory oversight, such as occupational safety and food safety, have regulatory agencies like EU-OSHA and the EFSA (European Food Safety Authority) in the European Union and OHSA (for safety) and the CFSA (Canadian Food Safety Authority) in Canada. There are also food safety acts that have been enacted due to the global need to adopt industry best practices for food safety regulations. This includes the Canada Safe Food for Canadians Act (SFCA) and the European Food Safety Authority (EFSA). Costs to comply with these standards are generally similar in these geographies.

These nations have enacted similar standards, thereby creating similar regulatory environments, which we believe supports an aggregation conclusion within our qualitative assessment.

Ms. Jennifer Thompson

U.S. Securities and Exchange Commission

June 19, 2018

CONFIDENTIAL TREATMENT REQUESTED BY SYSCO CORPORATION FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO 17 C.F.R. SECTION 200.83 (“RULE 83”)

If any member of the Staff has any questions or additional comments, please contact our Securities Counsel, B. Joseph Alley, Jr. of Arnall Golden Gregory LLP at (404) 873-8688.

Very truly yours,

/s/ Joel T. Grade

Joel T. Grade

Executive Vice President

and Chief Financial Officer

cc:	Lisa Sellars, Staff Accountant

B. Joseph Alley, Jr., Arnall Golden Gregory LLP

William R. Strait, Ernst & Young

Russell Libby, Sysco Corporation

Anita Zielinski, Sysco Corporation